Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights”, “Senior Securities” and “Independent Registered Public Accounting Firm and Legal Counsel” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated August 28, 2026, and each included in this initial filing of the Registration Statement (Form N-2) of Ironwood Institutional Multi-Strategy Fund LLC (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated June 17, 2026, with respect to the consolidated financial statements and financial highlights of Ironwood Institutional Multi-Strategy Fund LLC included in the Annual Report to Shareholders (Form N-CSR) for the year ended April 30, 2026, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, IL
August 27, 2026